Lava Medtech Acquisition Corp.

303 Wyman Street, Suite 300

Waltham, Massachusetts 02451

VIA EDGAR

October 15, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest, Jennifer Monick, Melanie Singh, and James Lopez

Re:	LAVA Medtech Acquisition Corp. Registration Statement on Form S-1 Filed on October 1, 2021 File No. 333-259983

Dear William Demarest, Jennifer Monick, Melanie Singh, and James Lopez,

LAVA Medtech Acquisition Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 8, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on October 1, 2021 (the “Registration Statement”). For the Staff’s convenience, the Company has repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Registration Statement on Form S-1 filed October 1, 2021

Capitalization, page 81

1.	It appears that you plan to account for the public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the public warrants. As part of your analysis, please specifically address the tender offer provision in section 4.4 of your warrant agreement filed as exhibit 4.4 and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.

In response to the Staff’s comment, the Company acknowledges that it plans to account for the public warrants as equity and, in furtherance thereof, has reviewed its analysis under ASC 815-40 and the terms of its warrant agreement filed as Exhibit 4.4 to the Registration Statement, including the tender offer provision contained in Section 4.4 thereof. While the Company believes that the language contained in Section 4.4 of the warrant agreement met the requirements for the treatment of public warrants as equity, in the interest of assuring that there are no concerns whatsoever, the Company has deleted the tender offer provision of Section 4.4 in its entirety. A copy of the updated warrant agreement has been filed as new Exhibit 4.4 to the Registration Statement. The Company does not believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.

General

2.	We note your revised disclosures on pages 2, 3 and 8. Please revise the Summary to clarify which of the "certain Lumira investment professionals" on your management team are still with Lumira. Please identify the source of any agreements or understandings between you and other parties regarding your ability to "leverage the broad Lumira platform, including its in-house team. Please also provide the basis for your statement that your team and sponsor have invested approximately $1 billion into over 150 private and public healthcare companies that have realized approximately $50 billion in aggregate exit value. For example, it is unclear to what extent significant contributions toward the investments and returns you reference were provided by Lumira personnel who are not your executive officers or directors and not obligated to provide any services to the sponsor or the success of LAVA MedTech. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the Registration Statement to identify in the Summary the investment professionals who continue to work with Lumira by adding language that identifies both the investment professionals who continue to work with Lumira, and one officer that does not work with Lumira. The Company has further revised the summary section of the Registration Statement to specifically indicate that there is not an agreement in place between Lumira and the Company, and to provide the Company's rationale for its belief that it will receive the benefit of services from Lumira. Additionally, we have eliminated the sentence relating to the aggregate investment of approximately $1 billion into over 150 companies, and the related exit value.

The Company thanks the Staff for its review of the foregoing. If you have further comments, please feel free to contact to the Company’s counsel, Edward P. Bromley III, at ebromley@reedsmith.com or by telephone at (609) 514 – 8544.

Sincerely,

/s/ Anthony Natale
Anthony Natale
Chief Executive Officer
LAVA Medtech Acquisition Corp.

cc:

Edward P. Bromley III, Esq.

Ari Edelman, Esq.

Reed Smith LLP